Exhibit 99.1

GasLog Partners LP Declares Distributions on Series A, B and C Preference Units

Majuro, Marshall Islands, November 26, 2025, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner and operator of liquefied natural gas (“LNG”) carriers, today announced the quarterly distributions on its preference units as follows:

Series of Preference Units	Distribution	Record Date	Payment Date
Series A Cumulative Redeemable Perpetual Fixed to Floating Rate	$0.5390625 per preference unit	December 8, 2025	December 15, 2025
Preference Units
Series B Cumulative Redeemable Perpetual Fixed to Floating Rate	$0.6396068 per preference unit	December 8, 2025	December 15, 2025
Preference Units
Series C Cumulative Redeemable Perpetual Fixed to Floating Rate	$0.6066193 per preference unit	December 8, 2025	December 15, 2025
Preference Units

About GasLog Partners

GasLog Partners is an owner and operator of LNG carriers. The Partnership’s fleet consists of eight wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 162,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP-PA, GLOP-PB, GLOP-PC) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.